EXHIBIT 99.1

COMPANY CONTACTS:
    Jay S. Hennick
    Founder & CEO

    D. Scott Patterson
    President & COO

    John B. Friedrichsen
    Senior Vice President & CFO
    (416) 960-9500

FOR IMMEDIATE RELEASE

FirstService completes divestiture of Resolve Corporation through initial public offering; Updates outlook

TORONTO, CANADA - March 20, 2006 - (TSX: FSV.SV; NASDAQ: FSRV) FirstService Corporation (“FirstService”) today announced the successful completion of the previously announced divestiture of its business services unit, Resolve Corporation (“Resolve”), through the initial public offering, in Canada, of trust units of the Resolve Business Outsourcing Income Fund (the “Fund”).

FirstService received $112.9 million of cash proceeds (including repayment of inter-company indebtedness) and a 7% retained interest in the Fund having a value, based on the offering price, of $20.5 million as a result of the sale of its stake in Resolve and $127.8 million of cash proceeds and a 2% retained interest, if the over-allotment option granted to the underwriters of the Fund’s offering is exercised in full. All amounts are in US dollars.

“The successful divestiture of Resolve is a major step forward in executing our strategy of building a significant diversified property services company with industry leading business units in commercial real estate, residential property management, integrated security and property improvement services,” said Jay S. Hennick, Founder and CEO of FirstService. “Our opportunities are global and we will continue to create value for our shareholders through internal growth and by identifying and completing disciplined acquisitions with exceptional management teams as our partners. Cash proceeds from this divestiture, combined with existing cash on hand and available credit facilities, provide FirstService with resources of more than $300 million to drive growth,” he added.

Updated FirstService outlook
FirstService is updating the preliminary outlook for fiscal 2007 that was issued on January 31, 2006 to reflect the divestiture of Resolve. The updated outlook assumes, in addition to the assumptions noted below, that the over-allotment option will be exercised in full and that the cash proceeds from the sale will be invested in short term bank deposits, pending reinvestment.

Preliminary outlook for year ended March 31, 2007 (1)
(in millions of US dollars, except per share amounts)	Updated	Previous
Revenues	$1,125 - $1,200	$1,300 - $1,400

EBITDA (2)	$96 - $105	$116 - $126

Adjusted diluted earnings per share (3)	$1.12 - $1.22	$1.27 - $1.37

Notes
1.
The preliminary outlook assumes: (i) no further acquisitions or divestitures completed during the outlook period (ii) exclusion of expected impact of one-time cumulative effect adjustments upon adoption of FASB Statement No. 123(R) Share-Based Payment on April 1, 2006 and (iii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

2.
EBITDA is defined as net earnings before minority interest share of earnings, income taxes, interest, depreciation and amortization. EBITDA is not a recognized measure of financial performance under generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.

3.
Diluted earnings per share is adjusted for the impact of accelerated amortization of short-lived intangible assets acquired in connection with commercial real estate acquisitions completed during the past year.

About FirstService Corporation
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate; residential property management; integrated security services; and property improvement services.  Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; Intercon Security and Security Services & Technologies in integrated security; and California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement.

FirstService is a diversified property service company with over US$1 billion in annualized revenues and more than 12,000 employees worldwide.

Forward-looking statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission and U.S. Securities and Exchange Commission.

The ordinary trust units of the Fund (the “Units”) have not been, nor will be, registered under the United States Securities Act of 1933 (the “U.S. Securities Act”). Accordingly, the Units may not be offered, sold or delivered within the United States, absent registration or pursuant to a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States.  This statement does not constitute an offer to sell or solicitation of an offer to buy any of the Units in the United States.